Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East	Direct Main Fax	202.524.8467 202.618.5000 202.618.5001
Washington, DC 20001-4432	jguilfoyle@loeb.com

May 2, 2024

Pearlyne Paulemon
Pam Long
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed April 9, 2024 File No. 333-269932

Dear Ms. Paulemon and Ms. Long:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated April 16, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) filed April 9, 2024. Concurrent herewith, we are filing Amendment No. 5 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 5”) as well as the requisite exhibits. For ease of reference, we have reproduced the comment below in bold with our responses following the comments.

Form S-1/A filed on April 9, 2024

If we are deemed to be an investment company..., page 37

1.	We acknowledge your response to prior comment 2. We note your statements in the two Investment Company Act risk factors beginning on page 37 and page 38 that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, and disclosure on page 38 that because the investment of proceeds will be restricted to these instruments, you believe you will meet the requirements for exemption from registration. Please clarify that notwithstanding the nature of these investments, you could nevertheless be considered to be operating as an unregistered investment company.

RESPONSE: The two investment company risk factors have been revised in accordance with the Staff’s comment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Pearlyne Paulemon Pam Long May 2, 2024 Page 2

Please call Alex Weniger-Auraujo or me at (212) 407- 4063 or (202) 524-8467, respectively, if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel